As filed with the Securities and Exchange Commission on July 16, 2004

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vineyard National Bancorp

(Exact Name of Registrant as Specified in Its Charter)

California	6021	33-0309110
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9590 Foothill Boulevard

Rancho Cucamonga, CA 91730

(909) 987-0177

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Norman A. Morales

President and Chief Executive Officer

Vineyard National Bancorp

9050 Foothill Boulevard

Rancho Cucamonga, California 91730

(909) 987-0177

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with a copy to:

Norman B. Antin, Esq.

Jeffrey D. Haas, Esq.

Patton Boggs LLP

2550 M Street, NW

Washington, D.C. 20037

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with the dividend or interest reinvestment plans, check the following box.    [ x ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]  ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]  ___________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value	480,000 shares (1)	$42.81 (2)	$20,548,800 (2)	$$2,604.00 (2)

(1)
The common stock being registered consists of (i) 400,000 shares of common stock issued to investors in a private placement completed on June 21, 2004; and (ii) 80,000 shares of common stock issuable upon exercise of warrants granted to investors in connection with the private placement completed June 21, 2004. Pursuant to Rule 416 of the Securities Act of 1933, such shares shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend or other distribution with respect to, or in exchange for or in replacement of, such shares of common stock.

(2)
The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 by taking the average of the high and low prices of the registrant’s Common Stock, no par value, on July 15, 2004, as reported on the NASDAQ National Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 16, 2004

PROSPECTUS

VINEYARD NATIONAL BANCORP

480,000 Shares of Common Stock

The 480,000 shares of our common stock offered by this prospectus include (i) 400,000 shares of our common stock issued by us to the selling stockholders in a private placement completed on June 21, 2004; and (ii) 80,000 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement completed on June 21, 2004. We will not receive any of the proceeds from the sale of our common stock offered by this prospectus, but we will receive the exercise price of the warrants if they are exercised for cash. If all of the warrants for which we are registering the underlying shares of our common stock are exercised for cash, we would receive an aggregate of approximately $4.0 million of gross proceeds. The shares of our common stock were issued in a private offering made in reliance on Regulation D and/or Section 4 (2) of the Securities Act of 1933, as amended.

The selling stockholders may offer their Vineyard National Bancorp common stock through public transactions executed through one or more broker-dealers at prevailing market prices, carried out through the NASDAQ National Market or one or more stock exchanges (if the shares are listed on an exchange at any time in the future), or in private transactions directly with purchasers or at privately negotiated prices.

Vineyard National Bancorp common stock is listed on the NASDAQ National Market with the ticker symbol: "VNBC." On July 15, 2004, the closing price of one share of Vineyard National Bancorp common stock on the NASDAQ National Market was $42.65.

Our principal executive offices are located at 9590 Foothill Boulevard, Rancho Cucamonga, California 91730, and our telephone number is (909) 987-0177.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page 2.

The date of this prospectus is July 16, 2004.

RISK FACTORS

We are implementing a business strategy that may result in increased volatility of earnings.

Our business strategy is focused on residential construction, commercial real estate and commercial business lending. These types of lending activities, while potentially more profitable, generally entail a larger degree of credit risk than general permanent single-family and consumer lending. They are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation in these types of loans requires a more detailed analysis of financial statements at the time of loan approval and on an on-going basis. A decline in real estate values, particularly in California, would reduce the value of the real estate collateral securing Vineyard Bank’s loans and increase the risk that Vineyard Bank would incur losses if borrowers defaulted on their loans. In addition, the repayment of commercial real estate loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Also, loan balances for commercial real estate, commercial business and residential construction tract loans are typically larger than those for permanent single-family and consumer loans. Accordingly, when there are defaults and losses on these types of loans, they are often larger on a per loan basis than those for permanent single-family and consumer loans. A liquid secondary market for most types of commercial real estate and commercial business loans does not exist, so Vineyard Bank has less opportunity to mitigate credit risk by selling part or all of its interest in these loans.

Our growth may not be managed successfully.

We have grown substantially from $110.8 million of total assets and $99.6 million of total deposits at December 31, 2000 to $1.1 billion of total assets and $750.2 million of total deposits at March 31, 2004. We expect to continue to experience growth in the amount of our assets, the level of our deposits and the scale of our operations. We may not be able to manage this growth effectively. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed. In this regard, we have experienced significant growth in our loan portfolio during the past three years. Consequently, our loan portfolio is relatively unseasoned. While the amount of non-performing loans in our loan portfolio at March 31, 2004 was insubstantial, we cannot give assurances that this will continue into the future. Our growth subjects us to increased capital and operating commitments. We must recruit experienced individuals that have the required skills that we need to grow our specialty lines of business. As a result of our increase in personnel, our expenses associated with salaries and other benefits have increased in recent periods.

The additional customer products, services, branch enhancements and the implementation of these items have placed and will continue to place a significant strain on our personnel, systems, and resources. We cannot assure you that we will be able to obtain and train qualified individuals to implement our business strategy in a timely, cost effective and efficient manner.

2

Potential acquisitions may disrupt our business, dilute stockholder value and adversely affect our operating results.

In July 2003, we completed our acquisition of Southland Business Bank, Irwindale, California. We may continue to grow by acquiring banks, related businesses or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:
  potential exposure to unknown or contingent liabilities of banks, businesses or branches we acquire;
  exposure to potential asset quality issues of the acquired banks, businesses or branches;
  difficulty and expense of integrating the operations and personnel of banks, businesses or branches we acquire;
  potential disruption to our business;
  potential diversion of our management’s time and attention;
  the possible loss of key employees and customers of the banks, businesses, or branches we acquire;
  difficulty in estimating the value of the banks, businesses or branches to be acquired; and
  potential changes in banking or tax laws or regulations that may affect the banks or businesses to be acquired.
Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available or may not be on terms acceptable to us when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may decide to raise additional capital to support continued growth, both internally or through acquisitions. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

3

Our business strategy relies upon our chief executive officer and other key employees.

Norman Morales has been our president and chief executive officer since October 2000. Mr. Morales developed numerous aspects of Vineyard Bank’s current business strategy and the implementation of such strategy depends heavily upon the active involvement of Mr. Morales. The loss of Mr. Morales’ services could have a negative impact on the implementation and success of our business strategy. Vineyard Bank’s success will also depend in large part upon its ability to attract and retain highly qualified management, technical and marketing personnel to execute the strategic plan. Vineyard Bank will need to retain persons with skills in areas that are new and unfamiliar in order to manage Vineyard Bank’s specialty lines of business. Competition for qualified personnel, especially those in management, sales and marketing, is intense. We cannot assure you that Vineyard Bank will be able to attract and retain these persons.

Our business is subject to various lending risks which could adversely impact our results of operations and financial condition.

Residential Real Estate Construction Loans. Vineyard Bank makes residential real estate construction loans to individuals and developers for the construction of residential properties. These loans include single-family coastal construction loans which are targeted at high-end units located along the coastal communities of Southern California. Vineyard Bank will originate these loans whether or not the property is under contract for sale. Residential real estate construction loans also include single-family tract construction loans which are targeted at the construction of entry level units. Vineyard Bank has significantly increased the amount of residential real estate construction loans in its loan portfolio, both in dollar amounts and as a percentage of Vineyard Bank’s total loans. At March 31, 2004, $411.0 million or 46.9% of our total loan portfolio consisted of residential real estate construction loans as compared to $3.1 million or 3.8% of our total loan portfolio at December 31, 2000.

Our construction loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Construction lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in the coastal communities of Los Angeles and Orange Counties, California and in the Inland Empire region of Southern California. To the extent there is a decline in the demand for new housing in these communities, it is expected that the demand for construction loans would decline, our liquidity would substantially increase and our net income would be adversely affected.

4

Commercial Real Estate Loans. Vineyard Bank originates commercial real estate loans for individuals and businesses for various purposes which are secured by commercial real estate, which includes loans made to religious organizations and private schools. At March 31, 2004, $160.9 million or 18.3% of our total loan portfolio consisted of commercial real estate loans as compared to $40.1 million or 50.1% of our total loan portfolio at December 31, 2000.

Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. Commercial real estate lending typically involves higher loan principal amounts and the repayment of such loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by conditions in the real estate markets or in the economy generally. For example, if the cash flow from the borrower’s project is reduced due to leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment.

Commercial Business Loans. Vineyard Bank’s commercial business loans generally consist of loans to small businesses, including Small Business Administration loans. At March 31, 2004, $32.0 million or 3.6% of our total loan portfolio consisted of commercial business loans as compared to $10.7 million or 13.3% of our total loan portfolio at December 31, 2000.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our allowance for loan losses may prove to be insufficient to absorb probable losses inherent in our loan portfolio.

Like all financial institutions, every loan we make carries a certain risk that it will not be repaid in accordance with its terms or that any collateral securing it will not be sufficient to assure repayment. This risk is affected by, among other things:
  cash flow of the borrower and/or the project being financed;
  in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;
  the credit history of a particular borrower;
  changes in economic and industry conditions; and
  the duration of the loan.

5

At March 31, 2004, our allowance for loan losses as a percentage of total loans was 1.1%. Regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. Although we believe our loan loss allowance is adequate to absorb probable losses in our loan portfolio, we cannot predict these losses or whether our allowance will be adequate or that regulators will not require us to increase this allowance. Any of these occurrences could materially and adversely affect our business, financial condition, prospects and profitability.

Our business is subject to general economic risks that could adversely impact our results of operations and financial condition.

Changes in economic conditions, particularly an economic slowdown in California, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown within California, could result in the following consequences, any of which could hurt our business materially:
  loan delinquencies may increase;
  problem assets and foreclosures may increase;
  demand for our products and services may decline; and
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.
A downturn in the California real estate market could hurt our business. Our business activities and credit exposure are concentrated in California. A downturn in the California real estate market could hurt our business because many of our loans are secured by real estate located within California. As of March 31, 2004, approximately 95% of our loan portfolio consisted of loans secured by real estate located in California. If there is a significant decline in real estate values, especially in California, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. Real estate values in California could be affected by, among other things, earthquakes and other natural disasters particular to California.

6

We may suffer losses in our loan portfolio despite our underwriting practices. We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Like other financial institutions, our operating results are largely dependent on our net interest income. Net interest income is the difference between interest earned on loans and securities and interest expense incurred on deposits and borrowings. Our net interest income is impacted by changes in market rates of interest, the interest rate sensitivity of our assets and liabilities, prepayments on our loans and securities and limits on increases in the rates of interest charged on our loans. We expect that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities.

We cannot control or accurately predict changes in market rates of interest. The following are some factors that may affect market interest rates, all of which are beyond our control:
  inflation;
  slow or stagnant economic growth or recession;
  unemployment;
  money supply and the monetary policies of the Federal Reserve Board;
  international disorders; and
  instability in domestic and foreign financial markets.
We are vulnerable to an increase in interest rates because our interest-earning assets generally have longer maturities than our interest-bearing liabilities. Under such circumstances, material and prolonged increases in interest rates will negatively affect our net interest income. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, securities portfolio, and overall profitability. Although we attempt to manage our interest rate risk, we cannot assure you that we can minimize our interest rate risk.

7

Our ability to service our debt, pay dividends, and otherwise pay our obligations as they come due is substantially dependent on capital distributions from Vineyard Bank, and these distributions are subject to regulatory limits and other restrictions.

A substantial source of our income from which we service our debt, pay our obligations and from which we can pay dividends is the receipt of dividends from Vineyard Bank. The availability of dividends from Vineyard Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Vineyard Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event Vineyard Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our common stock. The inability to receive dividends from Vineyard Bank would adversely affect our business, financial condition, results of operations and prospects.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us, which could hurt our business.

Vineyard Bank faces direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. Vineyard Bank’s primary competitors in its market areas are Bank of America, Wells Fargo, Citizen’s Business Bank, Foothill Independent Bank, PFF Bank, Washington Mutual, Union Bank of California and Bank of the West. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in Vineyard Bank’s primary market areas. Vineyard Bank also faces substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles.

In addition, banks with larger capitalization and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us or Vineyard Bank, have been in business for a long period of time and have established customer bases and name recognition.

Vineyard Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans which it originates, and the quality of service which it provides to borrowers. Vineyard Bank’s ability to attract and retain deposits requires that it provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, Vineyard Bank may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. If Vineyard Bank is not able to effectively compete in its market area, its profitability may be negatively affected, limiting its ability to pay us dividends.

8

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. If these or any other laws, rules or regulations are adopted in the future, they could make compliance much more difficult or expensive, restrict our ability to originate or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise materially and adversely affect our business, financial condition, prospects or profitability.

VINEYARD NATIONAL BANCORP

We are a California-chartered bank holding company that commenced business in December 1988 when we acquired all of the voting stock of Vineyard Bank, a California-chartered commercial bank. Vineyard Bank commenced business in September 1981 as a national banking association and converted to a California bank charter and took its present name in August 2001. Vineyard Bank operates under the supervision of the California Department of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”). At March 31, 2004, we had consolidated total assets of $1.1 billion, total deposits of $750.2 million and consolidated stockholders’ equity of $56.0 million. Our common stock is publicly traded on the NASDAQ National Market under the symbol “VNBC.”

Vineyard Bank, which is our primary asset, is primarily involved in attracting deposits from individuals and businesses and using those deposits, together with borrowed funds, to originate and invest in various types of loans and investment securities. Vineyard Bank operates nine full-service banking centers located in each of the communities of Rancho Cucamonga, Chino, Diamond Bar, La Verne, Crestline, Lake Arrowhead, Irwindale, Manhattan Beach and Corona, all of which are located within Los Angeles, Riverside and San Bernardino counties, California, and currently has three loan production offices located in Irvine, San Diego and Anaheim, California. The Rancho Cucamonga office also serves as our headquarters.

9

Since the hiring of our president and chief executive officer in October 2000, we have experienced significant growth due to the execution of our strategic business plan which emphasizes growth through the expansion of our lending products and deposit services. As we have implemented our growth strategy, we have added additional executive management personnel with developed business banking and service skills, concentrating on a sales and service approach to our banking business. Our new management team has focused its efforts into developing a customer-oriented service philosophy, while expanding our lending products by creating various specialty lending groups. We believe that expanding many of our existing relationships will prove to be an effective source of new business opportunities. We are focused on providing relationship banking services to the following markets: (i) the Inland Empire region of Southern California, which primarily includes San Bernardino and Riverside counties, (ii) the coastal communities surrounding Los Angeles, California and (iii) the San Gabriel Valley region of Los Angeles. We have targeted these markets because of our experience and knowledge of, as well as the anticipated continued growth and potential for development in, these markets.

DESCRIPTION OF CAPITAL STOCK

On June 21, 2004, we entered into a Securities Purchase Agreement with various investors pursuant to which the investors purchased 400,000 shares of our common stock and warrants to purchase up to 80,000 shares of our common stock. Our agreement with these investors requires us to register an aggregate of 480,000 shares of our common stock, which include the number of shares of our common stock issuable by us upon the exercise of the warrants.

We are authorized to issue up to 15,000,000 shares of common stock and up to 10,000,000 shares of preferred stock. As of July 15, 2004 we have 4,418,078 shares of our common stock issued and outstanding. No shares of our preferred stock are outstanding. Our capital stock does not represent or constitute a deposit account and is not insured by the FDIC.

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefore and, upon liquidation, to receive pro rata all of our assets, if any, available for distribution after the payment of creditors. Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, nor any conversion, redemption or sinking fund rights. Holders of our common stock have the right to cumulate votes in the election of directors, provided at least one shareholder provides notice of their intent to cumulate after nominations have been announced and prior to voting. The rights and privileges of holders of our common stock are subject to the rights and preferences that our board of directors may set for any other series of preferred stock that we may issue in the future. U.S. Stock Transfer Corporation is the transfer agent and registrar for our common stock.

10

The warrants issued to certain selling stockholders entitle such selling stockholders to purchase up to an aggregate of 80,000 shares of our common stock at an exercise price equal to $50.00 per share at any time on or before June 21, 2011. The warrants contain a cashless exercise provision permitting the holder, in lieu of paying the exercise price, to surrender the warrant for a number of shares of common stock determined by multiplying the number of shares of common stock underlying the warrant by a fraction, which is based on the exercise price of the warrant and the current market value of our common stock. All of the warrants contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassification or similar events involving our capital stock. If we subsequently issue shares of our common stock at a price that is less than the exercise price of the warrants, then the exercise price of the warrants will be reduced according to the formula described in the warrant. A holder of a warrant cannot exercise warrants for shares of our common stock if that holder would beneficially own greater than 4.9% of our issued and outstanding shares of common stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon exercise of the warrants.

The description of our capital stock does not purport to be complete and is qualified in all respects by reference to our Articles of Incorporation and Bylaws, the California General Corporation Law, the Securities Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement. Copies of the Securities Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement are included as Exhibits 99.1, 4.1 and 4.2, respectively, to the registration statement relating to this prospectus and are incorporated herein by reference. See “Where You Can Find More Information.”

USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock being offered under this prospectus will go to the selling stockholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expenses of registration of the shares being offered under this prospectus.

The warrants entitle the selling stockholders to purchase over a period of seven years up to an aggregate of 80,000 shares of our common stock at an exercise price equal to $50.00 per share. We will receive the proceeds of any exercise of the warrants to the extent payment is made in cash. All such proceeds will be used for general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders who acquired their shares as a result of the private placement completed on June 21, 2004. The number of shares owned also includes shares of our common stock issuable upon exercise of warrants that were issued to the selling stockholders in connection with the private placement. None of the selling stockholders has had a material relationship with us during the past three years. No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after the completion of this offering because the selling stockholders may offer all or some of our common stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

11

Name of Selling Stockholder	Number of Shares Owned (1)	Percent of Outstanding Shares	Number of Shares Registered for Sale Hereby (2)

Mainfield Enterprises Inc.	81,420	1.8%	81,420

Smithfield Fiduciary LLC (3)	81,420	1.8%	81,420

Steelhead Investments Ltd.	73,920	1.6%	73,920

Hare & Co. f/b/o John Hancock Bank and Thrift Opportunity Fund	75,000	1.7%	75,000

Gerlach & Co., FBO Banc Fund V L.P.	29,484	0.7%	29,484

Gerlach & Co., FBO Banc Fund VI L.P.	29,484	0.7%	29,484

SF Capital Partners Ltd.	24,636	0.5%	24,636

PAM Investments Ltd	6,000	0.1%	6,000

OXA Trade & Finance Inc	12,000	0.3%	12,000

Atlas Equity I, Ltd.	18,000	0.4%	18,000

Principal SmallCap Fund, Inc.	14,212	0.3%	14,212

Principal Variable Contracts Fund, Inc. SmallCap Account	9,366	0.2%	9,366

Principal Global Investors Trust SmallCap Equity Fund	422	--	422

Cranshire Capital L.P.	24,636	0.5%	24,636

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(1) Includes for certain of the selling stockholders listed below shares of common stock issuable to the selling stockholders upon the exercise of warrants which were issued in connection with the private placement which was completed on June 21, 2004. An aggregate of 80,000 shares of common stock issuable upon exercise of warrants is so included.

(2) No selling shareholder listed below owned any shares of common stock prior to the private placement, which was completed on June 21, 2004.

(3) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dublin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dublin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

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PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission (the “SEC”);
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

13

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares of common stock will be paid by the selling stockholder and/or the purchasers.

14

We have advised each selling stockholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under the registration statement of which this prospectus is a part.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We had agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual contracts of documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits and schedule, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

LEGAL MATTERS

      Patton Boggs, LLP will pass upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Vavrinek, Trine, Day & Co., LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us. We incorporate by reference the documents listed below any future filings we make with the SEC under Sections 13(a), 13 (c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold:
  Our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 22, 2004, including any amendment filed for the purpose of updating such Annual Report;
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 14, 2004, including any amendment filed for purposes of updating such Quarterly Report;
  Our Current Report on form 8-K filed with the SEC on April 8, 2004, April 12, 2004, April 19, 2004, April 26, 2004, May 4, 2004, May 6, 2004, May 19, 2004, June 4, 2004, June 21, 2004, and July 8, 2004.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Vineyard National Bancorp, 9590 Foothill Boulevard, Rancho Cucamonga, CA 91730 Attention: Shareholders’ Relations, and our telephone number is (909) 987-0177.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

CAUTIONARY STATEMENT CONCERNING
FORWARD LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.

16

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

The California Corporations Code and our articles of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling stockholders are not making an offer of the common stock in any state where the offer is not permitted.

17

18

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

VINEYARD NATIONAL BANCORP

480,000 Shares of Common Stock

PROSPECTUS

July 16, 2004

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

Registration Fee Under Securities Act	$2,604
Legal Fees and Expenses	$142,000	*
Accounting Fees and Expenses	$--
Printing and Mailing Costs	$10,000	*
Placement Agent Fees	$895,000	*
Miscellaneous Fees and Expenses	$18,000	*

Total	$$1,067,604	*

_____________

*  Estimated

Item 15. Indemnification of Directors and Officers

Article VI Indemnification of Directors, Officers, Employees and other agents contained in the Registrant’s Bylaws states:

The Corporation shall, to the maximum extent permitted by the California General Corporation law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this Article, an ‘agent’ of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venturer, trust or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation.

Section 317 of the California Corporations Code provides for indemnification of an agent of the corporation in proceedings or actions. This code section provides for indemnification of officers and directors of a corporation under certain specified conditions including indemnification against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the agent acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person who was unlawful.

II-1

As far as our indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the forgoing provisions or otherwise, we have been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is therefore unenforceable. It is the stated position of the SEC that: “Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant, under the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

If a claim for indemnification against liabilities (other than the payment of expenses incurred or paid by director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

II-2

Item 16. Exhibits

The exhibits filed as a part of this Registration Statement are as follows:

DESCRIPTION

3.1	Articles of Incorporation of Vineyard National Bancorp, as amended. (1)
3.2	Bylaws of Vineyard National Bancorp. (2)
4.0	Specimen Common Stock Certificate of Vineyard National Bancorp. (3)
4.1	Warrant Agreement dated June 21, 2004. (4)
4.2	Registration Rights Agreement dated June 18, 2004. (4)
5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered.
23.1	Consent of Vavrinek, Trine, Day & Co., LLP.
23.2	Consent of Patton Boggs LLP (included within Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto.)
99.1	Securities Purchase Agreement dated June 18, 2004. (4)

____________

(1)    Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002 filed by the Registrant with the Commission on March 28, 2003.

(2)    Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (File No. 333-18217) filed by the Registrant with the Commission on December 19, 1996.

(3)    Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988 filed by the Registrant with the Commission.

(4)    Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 21, 2004.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California, on July 16, 2004.

VINEYARD NATIONAL BANCORP

By:	/s/ Norman A. Morales
Norman A. Morales
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each person whose signature appears below, hereby makes, constitutes and appoints Norman A. Morales or his true and lawful attorney, with full power to sign for such person and in such person’s name and capacity indicated below, and with full power of substitution, any and all amendments, including post-effective amendments, to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorney to any and all amendments.

Signature	Title	Date

/s/ Frank S. Alvarez
Frank S. Alvarez	Chairman	July 16, 2004

/s/ Charles L. Keagle
Charles L. Keagle	Director	July 16, 2004

/s/ Joel H. Ravitz
Joel H. Ravitz	Director	July 16, 2004

/s/ Dr. Lester Stroh, M.D.
Dr. Lester Stroh, M.D.	Director	July 16, 2004

/s/ Norman A. Morales
Norman A. Morales	President, Chief Executive Officer and Director (principal executive officer)	July 16, 2004

/s/ Gordon Fong
Gordon Fong	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	July 16, 2004